Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fourth Quarter and Full Year 2019 Results

Achieves revenue growth of 41% in 2019

-	Annual revenue growth of approximately 41% versus 2018
-	Net income of approximately $1 million
-	Earnings call scheduled for Friday, March 13th at 9am Eastern

LOUISVILLE, KY – March 12, 2020 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the year ended December 31, 2019, including the quarter ended as of the same date.

Rick Mills, Chief Executive Officer, remarked, “During 2019, we were focused on and achieved three primary goals: continuing the rapid acceleration of our top-line revenue growth, furthering the integration of our acquisition of Allure Global Solutions, Inc. (“Allure”), which closed on November 20, 2018, and driving improvements in our operating model to achieve profitability. Our revenue grew approximately 41%, which included approximately 20% organic growth in addition to the contribution of Allure and continues to significantly outpace our competitors and the industry as a whole, while maintaining stable margins.”

“Our 2019 results include the incremental operations of Allure for a full year. Despite the completion of the Allure acquisition in late 2018, our total operating expenses were effectively flat year-over-year when adjusted for one-time, non-cash activities, and decreased by 6%, or approximately $0.8 million in reported results. This evidences our previous statements about the operating leverage of our business and the ability of our management team to successfully integrate the operations of multiple businesses in a manner that maximizes the synergies between those businesses while producing only limited disruption to our ongoing operations.”

2019 Financial Overview

●	Revenues were $31.6 million for the year ended December 31, 2019, an increase of $9.1 million, or 41%, compared to the same period in 2018. Organic growth accounted for approximately $4.4 million of the increase, representing an organic growth rate of approximately 20% as compared to 2018. The remaining growth of approximately $4.7 million year-over-year represents the revenue growth contributed by the inclusion of Allure in our consolidated results for a full year in 2019.
●	Hardware revenue increased approximately $1.2 million, or 18%, in 2019 as compared to prior year. Gross margin on hardware revenue was 24% in 2019 as compared to 32% in 2018. The current year margin on hardware is more in-line with our expectations for the business moving forward than the margin provided in 2018, which was buoyed by a material, one-time transaction.
●	Services and other revenue grew approximately $7.9 million, or 51%, in 2019 as compared to the prior year. Gross margin on services and other revenue was consistent year-over-year at 50% in 2019 compared to 52% in 2018.
●	Managed services revenue, which includes both SaaS and help desk technical subscription services, represented approximately $6.6 million revenue in 2019, an increase of $3.6 million, or 122%, as compared to the same period in the prior year.

●	Gross profit was $13.8 million for the year ended December 31, 2019, an increase of $3.5 million, or 34%, compared to the same period in 2019. Gross margin decreased to 43% in 2019 from 45% in 2018, driven primarily by the mix of hardware and services and other revenue.
●	Total operating expenses decreased $0.9 million, or 6%, to $13.8 million in 2019 as compared to $14.7 million in 2018 despite the inclusion of a full year of operating results of Allure in our 2019 results.
●	The Company had an operating loss of $0.1 million during 2019, an improvement of $4.4 million as compared to the operating loss of $4.5 million in 2018.
●	The Company produced net income of $1.0 million during 2019 as compared to a net loss of $10.6 million for the same period in 2018, an improvement of $11.7 million.
●	EBITDA was $3.2 million for the year ended December 31, 2019 compared to ($7.2) million the same period in 2018. Adjusted EBITDA was $1.3 million for the year ended December 31, 2019, compared to ($0.3) million in Adjusted EBITDA for the same period in 2018.

Mr. Mills concluded, “We continue to believe that market data and our acquisition of Allure supports three key factors about the digital signage industry moving forward: (1) the industry is ripe for consolidation amongst smaller and mid-size competitors into an enterprise provider, (2) the industry offers significant synergies through those consolidations, and (3) that there will ultimately be a handful of enterprise-level companies which own a dominant portion of the market share within the digital signage industry. We continue to believe that our ability to both outgrow our competition and successfully integrate acquisition opportunities positions Creative Realities to be amongst those enterprise-level providers. Our end-to-end services offering positions us well within the industry to compete for new and growing opportunities with partners, particularly potential enterprise customers in a variety of key verticals. We remain committed to further execution of our strategy to gain more scale and act as a key participant in what we believe should be an industry rollup aimed at driving shareholder value.”

Conference Call Details

The Company will host a conference call to review the results and provide additional commentary about the Company’s recent performance, which is scheduled for Friday, March 13, 2020 at 9:00 am Eastern Time.

Prior to the call, participants should register at http://bit.ly/criearnings2019. Once registered, participants can use the weblink provided in the registration email to listen to the live webcast.  An archived edition of the second quarter earnings conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use the latest omnichannel technologies to inspire better customer experiences.  Founded over 15 years ago, CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services for more than fifteen diverse vertical markets, including Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company acquired Allure Global Solutions, Inc. in November 2018, expanding the Company’s operations to five offices across North America with active installations in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding EBITDA and Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. Adjusted EBITDA excludes share-based compensation, impairment charges, fair value adjustments, and other cash and non-cash charges and gains. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on or about March 12, 2020, available online at www.sec.gov.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed “forward-looking statements” under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s subsequent filings with the Securities Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of the Allure Acquisition; the ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; and general economic and market conditions impacting demand for our products and services.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

502-791-8800

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands)

(unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies. CRI defines EBITDA as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines Adjusted EBITDA as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	December 31,	December 31,
Years ended	2019	2018
GAAP net income/(loss)	$1,038	$(10,620)
Interest expense:
Amortization of debt discount	524	1,694
Other interest, net	306	912
Depreciation/amortization	1,250	1,185
Income tax expense/(benefit)	93	(398)
EBITDA	$3,211	$(7,227)
Adjustments
Change in warrant liability	(21)	(837)
Gain on settlement of obligations	(2,051)	(294)
Gain on earnout liability	(250)	-
Lease termination expense	-	474
Debt conversion expense	-	5,055
CEO share grant compensation expense	-	1,000
Stock-based compensation	447	1,383
Severance charges	-	385
Deal & transaction costs	-	710
Other expense/(income)	-	6
Adjusted EBITDA	$1,336	$(345)